10026549

RECD S.E.C.
MAR 1 2010
503

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01447

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stifel, Nicolaus & Company, Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway
(No. and street)

St. Louis	**MO**	**63102-2188**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bernard N. Burkemper, Chief Financial Officer **(314) 342-2000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

223 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Stifel, Nicolaus & Company, Incorporated
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Bernard N. Burkemper
Chief Financial Officer
Stifel, Nicolaus & Company, Incorporated
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2119

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Statement of Financial Condition

As of December 31, 2009

Pages

Statement of Financial Condition

Report of Independent Registered Public Accounting Firm 2

Statement of Financial Condition 3

Notes to Statement of Financial Condition 4-22

Report of Independent Registered Public Accounting Firm

The Board of Directors
Stifel, Nicolaus & Company, Incorporated

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Stifel, Nicolaus & Company, Incorporated at December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
February 25, 2010

Ernst & Young LLP

STIFEL, NICOLAUS & COMPANY, INCORPORATED
Consolidated Statement of Financial Condition
December 31, 2009

(in thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	40,984
Cash segregated for regulatory purposes		19
Receivables:		
Customers		383,222
Broker, dealers and clearing organizations		309,467
Securities purchased under agreements to resell		124,854
Trading securities owned, at fair value (includes securities pledged of $366,788)		454,891
Investments		92,391
Goodwill		150,040
Intangible assets, net		23,588
Loans and advances to financial advisors and other employees, net		184,676
Deferred tax assets, net		51,401
Other assets		85,510
Total assets	**$**	**1,901,043**
Liabilities and stockholder's equity		
Short-term borrowings from banks		90,800
Payables:		
Customers		214,883
Brokers, dealers and clearing organizations		90,460
Drafts		66,964
Securities sold under agreements to repurchase		122,533
Trading securities sold, but not yet purchased, at fair value		277,370
Accrued compensation		162,768
Accounts payable and accrued expenses		92,518
Due to Parent and affiliates		46,228
		1,164,524
Liabilities subordinated to claims of general creditors		45,081
Stockholder's equity		
Common stock – par value $1; authorized 30,000 shares; outstanding 1,000 shares		1
Additional paid-in-capital		411,787
Retained earnings		279,650
Total stockholder's equity		691,438
Total liabilities and stockholder's equity	**$**	**1,901,043**

See accompanying Notes to Consolidated Statement of Financial Condition.

NOTE 1 – Nature of Operation and Basis of Presentation

Nature of Operations

Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. Although we have offices throughout the United States, our major geographic area of concentration is in the Midwest and Mid-Atlantic regions, with a growing presence in the Northeast, Southeast and Western United States. We provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, insurance, and banking products to our clients. We are a wholly-owned subsidiary of Stifel Financial Corp. (the "Parent").

On December 31, 2008, the Parent acquired Butler, Wick & Co., Inc. ("Butler Wick") from United Community Financial Corp. Butler Wick remained an independent broker-dealer until the acquired offices were converted to our branch office network during the second quarter of 2009. At the time of the conversion, the Parent contributed the net assets of Butler Wick to Stifel Nicolaus. On June 24, 2009, Butler Wick was granted a withdrawal of its registration with the Securities and Exchange Commission (the "SEC").

Basis of Presentation

The consolidated statement of financial condition includes Stifel Nicolaus and its wholly-owned subsidiaries. All material inter-company accounts and transactions have been eliminated. Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel, Nicolaus & Company, Incorporated and its wholly-owned subsidiaries.

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. We consider significant estimates, which are most susceptible to change and impacted significantly by judgments, assumptions and estimates, to be: the fair value of investments; the accrual for litigation; the allowance for doubtful receivables from loans and advances to financial advisors and other employees; the fair value of goodwill and intangible assets; and income tax reserves. Actual results could differ from those estimates.

Consolidation Policies

The consolidated statement of financial condition includes the accounts of Stifel Nicolaus and its subsidiaries. We also have investments or interests in other entities for which we must evaluate whether to consolidate by determining whether we have a controlling financial interest or are considered to be the primary beneficiary. In determining whether to consolidate these entities or not, we determine whether the entity is a voting interest entity or a variable interest entity ("VIE").

Voting Interest Entity. Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently; and (ii) equity holders who have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity's activities. We consolidate voting interest entities when we determine that there is a controlling financial interest, usually ownership of all, or a majority of, the voting interest.

Variable Interest Entity. VIEs are entities that lack one or more of the characteristics of a voting interest entity. We are required to consolidate VIEs in which we are deemed to be the primary beneficiary. The primary beneficiary is defined as the entity that has a variable interest, or a combination of variable interests, that will either: (i) absorb a majority of the VIEs expected losses; (ii) receive a majority of the VIEs expected returns; or (iii) both.

We determine whether we are the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's expected losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, we perform a quantitative analysis. We reassess our initial evaluation of an entity as a VIE and our initial determination of whether we are

the primary beneficiary of a VIE upon the occurrence of certain reconsideration events. See Note 17 for further discussion.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less that are not segregated to be cash equivalents. Cash and cash equivalents include money market mutual funds and deposits with banks.

Cash Segregated for Regulatory Purposes

We are subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires our company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In accordance with Rule 15c3-3, our company has portions of its cash segregated for the exclusive benefit of clients at December 31, 2009.

Securities Borrowed and Securities Loaned

Securities borrowed require our company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, we receive collateral in the form of cash in an amount equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. We monitor the market value of securities borrowed and loaned generally on a daily basis, with additional collateral obtained or refunded as necessary. Fees received or paid are recorded in interest revenue or interest expense.

Substantially all of these transactions are executed under master netting agreements, which gives us right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set-off in the consolidated statement of financial condition.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell ("resale agreements") are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. We obtain control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. We value collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity.

Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, trading securities owned, investments and trading securities sold, but not yet purchased. Other than those separately discussed in the notes to the consolidated statement of financial condition, the remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with ASC 820, "Fair Value Measurement and Disclosures," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level I – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have

been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our trading securities and other investments owned, trading securities pledged as collateral, and trading securities sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors we consider in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term and the differences could be material.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value. See Note 5 for additional information on how we value our financial instruments.

Investments

Investments on the consolidated statement of financial condition contain investments in securities that are marketable and securities that are not readily marketable. These investments are not included in our trading inventory and represent the acquiring and disposing of debt or equity instruments for our benefit.

We report changes in fair value of marketable and non-marketable securities through current period earnings based on guidance provided by the AICPA Audit and Accounting Guide, "Brokers and Dealers in Securities." The fair value of marketable investments are generally based on either quoted market or dealer prices. The fair value of non-marketable securities is based on management's estimate using the best information available, which consists of quoted market prices for similar securities and internally developed discounted cash flow models.

Goodwill and Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, we estimate the fair value of each of our company's reporting units (generally defined as the businesses for which financial information is available and reviewed regularly by

management), and compare it to their carrying value. If the estimated fair value of a reporting unit is less than its carrying value, we are required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. We have elected July 31 as our annual impairment testing date.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Loans and Advances

We offer transition pay, principally in the form of upfront loans, to financial advisors and certain key revenue producers as part of our company's overall growth strategy. These loans are generally forgiven by a charge to compensation and benefits over a five- to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. We monitor and compare individual financial advisor production to each loan issued to ensure future recoverability. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. In determining the allowance for doubtful receivables from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unforgiven balance, the reasons for the terminated employment relationship, and the former employees' overall financial positions. The loan balance from former employees at December 31, 2009 was $4,276 with associated loss allowances of $3,359.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase ("repurchasee agreements") are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. We make delivery of securities sold under agreements to repurchase and monitor the value of these securities on a daily basis. When necessary, we will deliver additional collateral.

Legal Loss Allowances

We record loss allowances related to legal proceedings resulting from lawsuits and arbitrations, which arise from our business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Management has determined that it is likely that the ultimate resolution of certain of these claims will result in losses to our company. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses to the extent we believe certain claims are probable of loss and the amount of the loss can be reasonably estimated. This determination is inherently subjective, as it requires estimates that are subject to potentially significant revision as more information become available and due to subsequent events. Factors considered by management in estimating our liability is the loss and damages sought by the claimant/plaintiff, the merits of the claim, the amount of loss in the client's account, the possibility of wrongdoing on the part of the employee of our company, the total cost of defending the litigation, the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Results of litigation and arbitration are inherently uncertain, and management's assessment of risk associated therewith is subject to change as the proceedings evolve. After discussion with counsel, management, based on its understanding of the facts, accrues what they consider appropriate to provide loss allowances for certain claims, which is included in "Accounts payable and accrued expenses" on the consolidated statement of financial condition.

Stock-Based Compensation

We participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards and stock units to our employees. Costs incurred under these plans are allocated to our company based on our employee's participation in the plans. See Note 12 for a further discussion of stock-based compensation plans.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement and our stand-alone tax liability or receivable are included on the consolidated statement of financial condition.

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated statement of financial condition from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in income tax expense. See Note 16 for a further discussion of income taxes.

Recently Adopted Accounting Guidance

Financial Accounting Standards Board ("FASB") Accounting Standards Codification

In June 2009, the FASB issued the FASB Accounting Standards Codification (the "Codification"), which will serve as the single source of authoritative non-governmental generally accepted accounting principles, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related accounting literature. This guidance is effective for interim and annual reporting periods ending after September 15, 2009 (December 31, 2009 for our company) and has impacted our financial statement disclosures since all future references to authoritative accounting literature will be referenced in accordance with the Codification.

Subsequent Events

In May 2009, the FASB issued new guidance on the treatment of subsequent events. Subsequent events are defined as events or transactions that occur after the balance sheet date, but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet. Unrecognized subsequent events are events or transactions that provide evidence about conditions that did not exist at the date of the balance sheet, but arose before the financial statements were issued. Recognized subsequent events are recorded in the financial statements and unrecognized subsequent events are excluded from the financial statements but disclosed in the notes to the financial statements if their effect is material. This guidance is effective for interim and annual reporting periods ending after June 15, 2009 (December 31, 2009 for our company). See Note 18 for a discussion of our analysis of subsequent events under the new guidance.

Fair Value of Financial Instruments

In April 2009, the FASB issued new guidance that provides additional assistance in estimating fair value of financial instruments when the volume and level of activity for the asset or liability have significantly decreased, including how to identify circumstances that indicate a transaction is distressed. This guidance is effective for interim and annual reporting periods ending after June 15, 2009 (December 31, 2009 for our company). The adoption did not have an impact on our consolidated statement of financial condition. See Note 5 for further discussion of fair value.

In September 2006, the FASB issued new guidance, which defined fair value, established guidelines for measuring fair value and expanded disclosures regarding fair value measurements. The FASB delayed the application of the guidance for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008 (January 1, 2009 for our company). The adoption did not have an impact on our consolidated statement of financial condition.

Consolidation

In June 2009, the FASB issued amended standards for determining whether to consolidate a variable interest entity. These new standards amend the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. The provisions of the new standards are effective for annual reporting periods beginning after November 15, 2009 and interim periods within those fiscal years (January 1, 2010 for our company). We are currently evaluating the impact the new standards will have on our consolidated statement of financial condition.

Business Combinations

In April 2009, the FASB issued new standards that provided guidance on the initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in business combinations. This new guidance is effective for assets or liabilities arising from contingencies in business combinations occurring after January 1, 2009. See Note 3 for further information regarding our acquisitions.

In April 2008, the FASB issued new standards that provided guidance on how to determine the useful life of intangible assets by amending the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. These standards are effective for financial statements issued for fiscal years beginning after December 15, 2008 (January 1, 2009 for our company) and interim periods within those fiscal years. The adoption did not have an impact on our consolidated statement of financial condition.

In December 2007, the FASB revised their guidance for business combinations and non-controlling interests. The new standards will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. The changes also impact the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. We adopted these standards on January 1, 2009. See Note 3 for further information regarding our acquisitions.

Recently Issued Accounting Guidance

Fair Value of Financial Instruments

In January 2010, the FASB revised their guidance for disclosures about fair value measurements, which will require a greater level of clarity and additional disclosures about valuation techniques and inputs into fair value measurements. These new standards are effective for interim and annual periods ending after December 15, 2009 (January 1, 2010 for our company), except for certain disclosures included in the rollforward of activity in Level III fair value measurements, which are effective for annual periods beginning after December 15, 2010, and interim periods within those years. Since the new guidance will only require additional disclosures, we do not expect the adoption to have an impact on our consolidated statement of financial condition.

NOTE 3 – Acquisitions

UBS Wealth Management Americas Branch Network

On March 23, 2009, we entered into a definitive agreement with UBS Financial Services Inc. ("UBS") to acquire certain specified branches from the UBS Wealth Management Americas branch network. As subsequently amended, we agreed to acquire 56 branches (the "Acquired Locations") from UBS in four separate closings pursuant to this agreement. We completed the closings on the following dates: August 14, 2009, September 11, 2009, September 25, 2009 and October 16, 2009. This acquisition further expands our private client footprint.

The transaction was structured as an asset purchase for cash at a premium over certain balance sheet items, subject to adjustment. The payments to UBS in conjunction with all four closings of $68,508 were funded by available liquidity and included: (i) an upfront cash payment of $28,817 based on the actual number of branches and financial advisors acquired by Stifel Nicolaus; and (ii) aggregate payment of $15,901 for net fixed assets, employee forgivable loans and other assets, and (iii) margin loans of $23,790 that were collateralized by securities included in customer accounts converted to the Stifel platform. In addition, a contingent earn-out payment is payable based on the performance of those UBS financial advisors who joined Stifel Nicolaus, over the two-year period following the closing. We have recognized a liability of $8,300 for estimated earn-out payments over the two-year period. The liability is included in "Accounts payable and accrued expenses" on the consolidated statement of financial condition at December 31, 2009.

As a result of all four closings, we converted approximately $16.0 billion in customer assets, which included $1.8 billion in money market accounts and Federal Deposit Insurance Corporation ("FDIC")-insured balances to the Stifel Nicolaus platform.

This acquisition is being accounted for under the acquisition method of accounting in accordance with ASC 805, "Business Combinations." Accordingly, the purchase price was allocated to the acquired assets and liabilities based on their estimated fair values as of the respective acquisition dates. Goodwill of $33,377 is

calculated as the purchase premium after adjusting for the fair value of the net assets acquired and represents the value expected from the synergies created through the operational enhancement benefits that will result from the integration of the hired financial advisors and the conversion of the customer accounts to the Stifel platform. Goodwill is expected to be deductible for federal income tax purposes.

NOTE 4 – Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2009, included *(in thousands)*:

Deposits paid for securities borrowed	$	147,325
Receivable from clearing organizations		97,516
Securities failed to deliver		64,626
	$	**309,467**

Amounts payable to brokers, dealers and clearing organizations at December 31, 2009, included *(in thousands)*:

Securities failed to receive	$	73,793
Deposits received from securities loaned		16,667
	$	**90,460**

Deposits paid for securities borrowed approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received on settlement date.

NOTE 5 – Fair Value Measurements

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, trading securities owned, investments and trading securities sold, but not yet purchased.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

The following is a description of the valuation techniques used to measure fair value.

Cash equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. Actively traded money market funds are measured at their net asset value, which approximates fair value, and classified as Level I.

Financial instruments (Trading securities)

When available, the fair value of financial instruments are based on quoted prices in active markets and reported in Level I. Level I financial instruments include highly liquid instruments with quoted prices such as equities listed in active markets, corporate obligations and certain U.S. Treasury bonds and other government obligations.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and reported as Level II. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of

which can be directly observed. Level II financial instruments generally include equity securities not actively traded, corporate obligations infrequently traded, certain government and municipal obligations, certain bank notes, and certain mortgage-backed securities.

Level III financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. We have identified Level III financial instruments to include equity securities with unobservable inputs, certain corporate obligations with unobservable pricing inputs, certain airplane trust certificates, limited partnerships, and other investments. We value these financial instruments, where there was less frequent or nominal market activity or when we were able to obtain only a single broker quote, using prices from comparable securities.

Investments

Investments in public companies are valued based on quoted prices in active markets and reported in Level I. Investments in certain equity securities with unobservable inputs and auction-rate securities for which the market has been dislocated and largely ceased to function are reported as Level III assets. Investments in certain equity securities with unobservable inputs are valued using management's best estimate of fair value, where the inputs require significant management judgment. Auction-rate securities are valued based upon our expectations of issuer redemptions and using internal models.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2009 *(in thousands)*:

	Total	Level I	Level II	Level III
Assets:				
Cash equivalents	**$ 16**	$ 16	$ —	$ —
Trading securities owned:				
U.S. government agency securities	**158,724**	—	158,724	—
U.S. government securities	**20,254**	20,254	—	—
Corporate securities:				
Fixed income securities	**209,950**	36,541	172,166	1,243
Equity securities	**18,505**	18,505	—	—
State and municipal securities	**47,458**	—	47,458	—
Total trading securities owned	**454,891**	75,300	378,348	1,243
Investments:				
Corporate equity securities	**2,322**	2,322	—	—
Mutual funds	**28,597**	28,597	—	—
Auction rate securities:				
Equity securities	**46,297**	—	—	46,297
Municipal securities	**9,706**	—	—	9,706
Other	**5,469**	672	90	4,707
Total investments	**92,391**	31,591	90	60,710
	$ 547,298	$ 106,907	$ 378,438	$ 61,953
Liabilities:				
Trading securities sold, but not yet purchased:				
U.S. government securities	**$ 127,953**	$ 127,953	$ —	$ —
U.S. government agency securities	**1,537**	—	1,537	—
Corporate securities:				
Fixed income securities	**122,491**	11,744	110,747	—
Equity securities	**25,057**	25,057	—	—
State and municipal securities	**332**	—	332	—
	$ 277,370	$ 164,754	$ 112,616	$ —

The following table summarizes the changes in fair value carrying values associated with Level III financial instruments during the year ended December 31, 2009 *(in thousands)*:

	Trading securities owned	Auction-rate securities: Equity securities	Auction-rate securities: Municipal securities	Other
Balance at December 31, 2008	**$ 4,161**	**$ 11,470**	**$ 7,039**	**$ 3,701**
Purchases/(sales), net	(4,020)	36,690	2,725	349
Net transfers in/(out)	236	—	—	(484)
Realized gains	1,448	—	—	—
Unrealized gains/(losses)	(582)	(1,863)	(58)	1,141
Balance at December 31, 2009	**$ 1,243**	**$ 46,297**	**$ 9,706**	**$ 4,707**

The results included in the table above are only a component of the overall trading strategies of our company. The table above does not present Level I or Level II valued assets or liabilities. We did not have any Level III liabilities at December 31, 2009. The changes to our company's Level III classified instruments were principally a result of: purchases of auction rate securities ("ARS") from our customers, unrealized gains and losses, and redemptions of ARS at par during the year ended December 31, 2009. There were no changes in unrealized gains/(losses) recorded in earnings for the year ended December 31, 2009 relating to Level III assets still held at December 31, 2009.

Fair Value of Financial Instruments

The following reflects the fair value of financial instruments whether or not recognized on the consolidated statement of financial condition at fair value at December 31, 2009 *(in thousands)*.

	Carrying Amount	Estimated Fair Value
Financial assets		
Cash and cash equivalents *	$ 40,984	$ 40,984
Cash segregated for regulatory purposes *	19	19
Securities purchased under agreements to resell *	124,854	124,854
Trading securities owned	454,891	454,891
Investments	92,391	92,391
Financial liabilities		
Securities sold under agreements to repurchase *	$ 122,533	$ 122,533
Trading securities sold but not yet purchased	277,370	277,370
Liabilities subordinated to the claims of general creditors	45,081	43,461

* The carrying amount approximates fair value.

See Note 2 for a discussion on the valuation techniques used in estimating the fair value of our financial instruments as of December 31, 2009.

These fair value disclosures represent our best estimates based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected losses, current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

NOTE 6 – Trading Securities Owned And Trading Securities Sold, But Not Yet Purchased

The components of trading securities owned and trading securities sold, but not yet purchased at December 31, 2009 are as follows *(in thousands)*:

Trading securities owned:		
U.S. government agency securities	$	158,724
U.S. government securities		20,254
Corporate securities:		
Fixed income securities		209,950
Equity securities		18,505
State and municipal securities		47,458
	$	**454,891**
Trading securities sold, but not yet purchased:		
U.S. government securities	$	127,953
U.S. government agency securities		1,537
Corporate securities:		
Fixed income securities		122,491
Equity securities		25,057
State and municipal securities		332
	$	**277,370**

At December 31, 2009, trading securities owned in the amount of $366,788 were pledged as collateral for our repurchase agreements and short-term borrowings from banks.

Trading securities sold, but not yet purchased represent obligations of our company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. We are obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated statement of financial condition.

NOTE 7 – Goodwill and Intangible Assets

During the year ended December 31, 2009, we acquired 56 branches from the UBS Wealth Management Americas branch network, which created $33,377 of goodwill. See Note 3 for additional information regarding our acquisition of the UBS branches.

Goodwill impairment is tested at the reporting unit level, which is an operating segment or one level below an operating segment on an annual basis. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. No indicators of impairment were identified during our annual impairment testing as of July 31, 2009.

The carrying amount of goodwill and intangible assets is presented in the following table *(in thousands)*:

Goodwill		
Balance at December 31, 2008	**$**	**108,034**
Net additions		42,006
Balance at December 31, 2009	**$**	**150,040**
Intangible assets		
Balance at December 31, 2008	**$**	**14,631**
Net additions		11,426
Amortization of intangible assets		(2,469)
Balance at December 31, 2009	**$**	**23,588**

In addition to the goodwill recorded from our acquisition of the UBS branches, the changes in goodwill during the year ended December 31, 2009 primarily consist of payments for the contingent earn-out of $4,338 for the Ryan Beck acquisition and the Parent's contribution of goodwill and intangible assets of Butler Wick, which was acquired by the Parent on December 31, 2008. See Note 1 for further details. In connection with the acquisition of the UBS branches, we recorded an intangible asset of $9,750 that consisted of customer lists and brokerage relationships, which are subject to amortization. The customer lists reflect the estimated value of customer relationships. In addition, the contribution of intangible assets from the Parent's acquisition consisted primarily of customer relationships and non-compete agreements, which are subject to amortization of $1,676.

Amortizable intangible assets consist of acquired customer lists and non-compete agreements that are amortized to expense over their contractual or determined useful lives. Intangible assets subject to amortization as of December 31, 2009 were as follows *(in thousands)*:

	Gross carrying value	**Accumulated amortization**	**Net**
Customer lists	$ 30,754	$ 7,584	$ 23,170
Non-compete agreements	2,789	2,371	418
	$ 33,543	**$ 9,955**	**$ 23,588**

The weighted-average remaining lives of the following intangible assets at December 31, 2009 are: customer lists 8.4 years; and non-compete agreements 1.9 years.

NOTE 8 – Short-Term Borrowings from Banks

Our short-term financing is generally obtained through the use of bank loans and securities lending arrangements. We borrow from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of the customer-owned securities is not reflected in the consolidated statement of financial condition. We maintain available ongoing credit arrangements with banks that provided a peak daily borrowing of $379,300 during the year ended December 31, 2009. There are no compensating balance requirements under these arrangements. At December 31, 2009, short-term borrowings from banks were $90,800 at an average rate of 1.04%, which were collateralized by company-owned securities valued at $165,150.

NOTE 9 – Commitments and Contingencies

Concentration of Credit Risk

We provide investment, capital-raising and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. Our company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2009, we did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

Other Commitments

In the normal course of business, we enter into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open at December 31, 2009, had no material effect on the consolidated statement of financial condition.

In connection with margin deposit requirements of The Options Clearing Corporation, we pledged customer-owned securities valued at $84,376 to satisfy the minimum margin deposit requirement of $42,663 at December 31, 2009.

In connection with margin deposit requirements of the National Securities Clearing Corporation, we deposited $23,600 in cash at December 31, 2009, which satisfied the minimum margin deposit requirements of $8,431.

We also provide guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. Our company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for our company to make payments under these arrangements is considered remote. Accordingly, no liability has been recognized for these arrangements.

On December 28, 2009, we announced that Stifel Nicolaus had reached an agreement between the State of Missouri, the State of Indiana, the State of Colorado and with an association of other State securities regulatory authorities regarding the repurchase of ARS from Eligible ARS investors. As part of the modified ARS repurchase offer we have accelerated the previously announced repurchase plan. We have agreed to repurchase ARS from Eligible ARS investors in four phases starting in January 2010 and ending on December 31, 2011. At December 31, 2009, we estimate that our retail clients held $124,383 of eligible ARS after issuer redemptions of $23,370 and Stifel repurchases of $60,000.

As part of the first phase of the modified ARS repurchase offer, completed in January 2010, we estimate that we will repurchase at par the greater of ten percent or twenty-five thousand dollars of eligible ARS of $21,175. The remaining three phases of the modified ARS repurchase offer will be completed by December 31, 2011. During phases two and three, which will be completed by December 31, 2010, we estimate that we will repurchase ARS, in total, of $20,050. During phase four, we estimate that we will repurchase ARS of $78,133, which will be completed December 31, 2011. See Note 10 for further discussion.

We have recorded a liability for our estimated exposure to the voluntary repurchase plan based upon a net present value calculation, which is subject to change and future events, including ARS redemptions. ARS redemptions have been at par and we believe will continue to be at par over the voluntary repurchase period. Future periods' results may be affected by changes in estimated redemption rates or changes in the fair value of ARS.

Operating leases and purchase obligations

We have noncancelable operating leases for office space and equipment and purchase obligations for services such as professional services and hardware-and-software related agreements. Future minimum commitments under these operating leases and purchase obligations at December 31, 2009 are as follows *(in thousands)*:

	Operating leases	Purchase obligations	Total
2010	$ 37,656	23,433	$ 61,089
2011	32,373	8,935	41,308
2012	27,284	2,312	29,596
2013	23,884	236	24,120
2014	20,116	16	20,132
Thereafter	58,081	2	58,083
	$ 199,394	$ 34,934	$ 234,328

Note 10 – Legal Proceedings

Our company is named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company is also involved in other reviews, investigations and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions and other relief. We are contesting the allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations and regulatory investigations. In view of the number and diversity of claims against the company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated statement of financial condition with respect to these matters, the ultimate resolution of these matters will not have a material adverse impact on our financial position. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and depending upon the level of income for such period.

The regulatory investigations include inquiries from the SEC, FINRA and several state regulatory authorities requesting information concerning our activities with respect to auction rate securities ("ARS"), and inquiries from the SEC and a state regulatory authority requesting information relating to our role in investments made by five Southeastern Wisconsin school districts (the "school districts") in transactions involving collateralized debt obligations ("CDOs"). We intend to cooperate fully with the SEC, FINRA and the several states in these investigations.

On or about December 28, 2009, an agreement in principle was reached between the State of Missouri, the State of Indiana, the State of Colorado and with an association of other State securities regulatory authorities related to previously disclosed ARS matters. The agreement provided, among other things: for the dismissal with prejudice of all actions filed against Stifel Nicolaus and its agents; for the modification of the previously disclosed ARS repurchase offer; for the payment of: five hundred and twenty five thousand dollars for fines and penalties to state securities regulatory authorities; two hundred and fifty thousand dollars to the State of Missouri for costs, expenses and other payments; twenty five thousand dollars to the State of Indiana for costs of investigation; for the retention of an outside consultant not unacceptable to the Missouri and Indiana Securities Commissioners concerning Stifel Nicolaus' Supervisory Policies and Procedures regarding certain types of investment products; and, subject to applicable regulatory requirements and limitations, for Stifel Nicolaus to cooperate with its bank affiliate to use its best efforts to make no net cost loans to Eligible ARS investors, provided such investors have a demonstrated need for liquidity.

As part of the modified ARS repurchase offer we have accelerated the previously disclosed repurchase plan. The second repurchase from Eligible ARS investors of the greater of 10% or twenty five thousand dollars of Eligible ARS, originally planned for June 30, 2010, was completed in January 2010. We will follow up with similar repurchases in December 2010 and December 2011. The accelerated plan exceeds the initial target date for completing the voluntary repurchase program – June 2012 – by six months. A supplemental repurchase will be made of any Eligible ARS remaining after the one in December 2010 for Eligible ARS investors who held ARS totaling one hundred and fifty thousand dollars or less as of January 1, 2009.

We are named in a civil lawsuit filed in the United States District Court for the Eastern District of Missouri (the "Missouri Federal Court") on August 8, 2008 seeking class action status for investors who purchased and continue to hold ARS offered for sale between June 11, 2003 and February 13, 2008, the date when most auctions began to fail and the auction market froze, which alleges misrepresentation about the investment characteristics of ARS and the auction markets (the "ARS Class Action"). We believe that, based upon currently available information and review with outside counsel, we have meritorious defenses to this lawsuit, and intend to vigorously defend all claims asserted therein. Furthermore, approximately 97% of the Eligible ARS investors have agreed to participate in the ARS repurchase offer.

We are also named in a civil lawsuit filed in the Circuit Court of Milwaukee, Wisconsin (the "Wisconsin State Court") on September 29, 2008. The lawsuit has been filed against our company and Stifel Nicolaus, Royal Bank of Canada Europe Ltd. ("RBC") and certain other RBC entities (collectively the "Defendants") by the school districts and the individual trustees for other post-employment benefit ("OPEB") trusts established by those school districts (the "Plaintiffs"). The suit was removed to the United States District Court for the Eastern

District of Wisconsin (the "Wisconsin Federal Court") on October 31, 2008, which remanded the case to the Wisconsin State Court on April 10, 2009.

The suit arises out of the purchase of certain CDOs by the OPEB trusts. The RBC entities structured and served as "arranger" for the CDOs. We served as placement agent/broker in connection with the OPEB trusts purchase of the investments. The total amount of the investments made by the OPEB trusts was $200,000. Plaintiffs assert that the school districts contributed $37,500 to the OPEB trusts to purchase the investments. The balance of $162,500 used to purchase the investments was borrowed by the OPEB trusts. The recourse of the lender is the OPEB trust assets and the moral obligation of the school districts. The legal claims asserted include violation of the Wisconsin Securities Act, fraud and negligence. The lawsuit seeks equitable relief, unspecified compensatory damages, treble damages, punitive damages and attorney's fees and costs. The Plaintiffs claim that the RBC entities and our company either made misrepresentations or failed to disclose material facts in connection with the sale of the CDOs in violation of the Wisconsin Securities Act. We believe the Plaintiffs reviewed and understood the relevant offering materials and that the investments were suitable based upon, among other things, our receipt of a written acknowledgement of risks from the Plaintiffs. The Wisconsin State Court recently denied the Defendants' motions to dismiss, and the Defendants will formally respond to the allegations of the Second Amended Complaint after it is filed. We believe, based upon currently available information and review with outside counsel, that we have meritorious defenses to this lawsuit, and intend to vigorously defend all of the Plaintiffs' claims.

NOTE 11 – Regulatory and Capital Requirements

Distributions are subject to net capital rules. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organization, such as FINRA, including censures, fines, suspension, or expulsion. We have chosen to calculate our net capital under the alternative method, which prescribes that our net capital shall not be less than the greater of $1,000, or two percent of aggregate debit balances (primarily receivables from customers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3). We have consistently operated in excess of our capital adequacy requirements. At December 31, 2009, we had net capital of $187,515, which was 39.4% of aggregate debit items and $178,004 in excess of our minimum required net capital.

NOTE 12 – Employee Incentive, Deferred Compensation and Retirement Plans

Our employees participate in several incentive stock award plans sponsored by the Parent that provide for the granting of stock options, stock appreciation rights, restricted stock, performance awards and stock units to our employees. Awards under our company's incentive stock award plans are granted at market value at the date of grant. Options expire ten years from the date of grant. The awards generally vest ratably over a three- to eight-year vesting period. In addition, our employees participate in the Parent's profit sharing 401(k) plan and Employee Stock Ownership Plan ("ESOP").

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

Certain revenue producers, officers, and key administrative employees of our company are eligible to participate in the Parent's Deferred Compensation Plan (the "Plan"), whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into Parent stock units with a 25% matching contribution by the Parent. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution. Units generally vest over a three- to five-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

We maintain a deferred compensation plan for our financial advisors who achieve certain levels of production, whereby a certain percentage of their earnings are deferred as defined by the plan, of which 50% is deferred into stock units of the Parent with a 25% matching contribution and 50% is deferred in mutual funds which earn a return based on the performance of index mutual funds as designated by our company or a fixed income option. Financial advisors may elect to defer an additional 1% of earnings into stock units of the Parent with a 25% matching contribution. Financial advisors have no ownership in the mutual funds. Included on the consolidated statement of financial condition under the caption "Investments" are $28,597 at December 31, 2009, in mutual funds that were purchased by our company to economically hedge, on an after-tax basis, its liability to

the financial advisors who choose to base the performance of their return on the index mutual fund option. At December 31, 2009, the deferred compensation liability of $25,483 is included in "Accrued compensation" on the consolidated statement of financial condition.

In addition, certain financial advisors, upon joining our company, may receive stock units of the Parent in lieu of transition cash payments. Deferred compensation related to these awards generally vest over a five to eight-year period. Deferred compensation costs are amortized on a straight-line basis over the deferral period.

Retirement Plans

Eligible employees of our company who have met certain service requirements may participate in the Profit Sharing Plan. We may match certain employee contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

Employee Stock Ownership Plans

The Parent has an internally leveraged ESOP in which qualified employees of our company, as defined in the ESOP participate. We expense the annual contributions to the ESOP, which is determined by the Compensation Committee of the Board of Directors on behalf of all eligible employees based upon the relationship of individual compensation to total compensation.

NOTE 13 – Liabilities Subordinated to Claims of General Creditors

As previously discussed in Note 12, we have a deferred compensation plan available to financial advisors who achieve a certain level of production whereby a certain percentage of their earnings are deferred as defined by the Plan, a portion of which is deferred in stock units and the balance into optional investment choices. We obtained approval from FINRA and its predecessor, the New York Stock Exchange, to subordinate the liability for future payments to financial advisors for that portion of compensation not deferred in the Parent's stock units. We issued cash subordination agreements to participants in the plan pursuant to provisions of Appendix D of Securities and Exchange Act Rule 15c3-1. In addition, we entered into a $35,000 subordinated loan agreement with the Parent, as approved by FINRA. The loan is callable September 30, 2010 and bears interest at 6.38% per annum.

We included in our computation of net capital at December 31, 2009 the following *(in thousands)*:

Lender	**Due date**	**Amount due**
Various Financial Advisors	January 31, 2010	$ 1,391
Stifel Financial Corp.	September 30, 2010	35,000
Various Financial Advisors	January 31, 2011	1,474
Various Financial Advisors	January 31, 2012	1,722
Various Financial Advisors	January 31, 2013	2,328
Various Financial Advisors	January 31, 2014	3,166
		$ 45,081

At December 31, 2009, the fair value of the liabilities subordinated to claims of general creditors using interest rates commensurate with borrowings of similar terms was $43,461.

NOTE 14 – Off-Balance Sheet Credit Risk

In the normal course of business, we execute, settle, and finance customer and proprietary securities transactions. These activities expose our company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions generally settle within three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, we may be required to purchase or sell securities at unfavorable market prices.

We borrow and lend securities to facilitate the settlement process and finance transactions, utilizing customer margin securities held as collateral. We monitor the adequacy of collateral levels on a daily basis. We periodically borrow from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, we are subject to

the risk of acquiring the securities at prevailing market prices in order to satisfy our customer obligations. We control our exposure to credit risk by continually monitoring our counterparties' positions and, where deemed necessary, we may require a deposit of additional collateral and/or a reduction or diversification of positions. Our company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. We are exposed to risk of loss if securities prices increase prior to closing the transactions. We control our exposure to price risk from short sales through daily review and setting position and trading limits.

We manage our risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2009, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $792,094, and the fair value of the collateral that had been sold or repledged was $201,638.

NOTE 15 – Related Party Transactions

Under an agreement, we provide all funding for the Parent's cash requirements and, accordingly, all expenditures of the Parent are recorded through an intercompany account. In addition, the Parent's excess cash is available for Stifel Nicolaus to fund operations and accordingly is recorded through the same intercompany account. At December 31, 2009, "Due to Parent and affiliates" was $46,228. In addition, we provide funding for affiliated companies. At December 31, 2009 amounts due from affiliates was $1,457, which is included in "Other assets" on the consolidated statement of financial condition. During the year ended December 31, 2009, the Parent authorized contributed capital of $92,500.

We serve as a carrying broker-dealer and clear security transactions on a fully disclosed basis for Century Securities Associates, Inc. ("CSA"), an affiliated company. Under the arrangement, we have a Proprietary Accounts of Introducing Brokers agreement with CSA. At December 31, 2009, the amount due from CSA consisted of commissions payable net of brokerage and clearing expense, payroll, independent contractor fees, and taxes that were paid on behalf of the affiliated company and is included on the consolidated statement of financial condition in "Other assets."

We also serve as a carrying broker-dealer and clear security transactions on a fully disclosed basis for Stifel Nicolaus Limited ("Stifel Limited"), an affiliated company. At December 31, 2009, the amount due to Stifel Limited of $195 consisted of commissions payable net of brokerage and clearing expense that are due to the affiliated company and is included on the consolidated statement of financial condition in "Due to Parent and affiliates."

NOTE 16 – Income Taxes

Tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2009 *(in thousands)*:

Deferred tax assets:		
Deferred compensation	$	48,872
Accrued expenses		6,449
Investment and jobs creation credit		2,740
Receivable reserves		1,916
Net operating loss carryforward		947
Unrealized loss on investments		665
	$	61,589
Deferred tax liabilities:		
Goodwill and other intangibles		(6,921)
Prepaid expenses		(2,994)
Other		(273)
		(10,188)
Net deferred tax asset	**$**	**51,401**

We will establish a valuation allowance if either it is more likely than not that the deferred tax asset will expire before we are able to realize their benefits, or the future deductibility is uncertain. We believe that our future taxable income will be sufficient to recognize our deferred tax assets.

As of December 31, 2009, we have net operating loss carryforwards of $11,960 with expiration dates between 2011 and 2027.

Uncertain Tax Positions

As of December 31, 2009, we had $901 of gross unrecognized tax benefits all of which, if recognized, would affect the effective tax rate. We recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2009, we had accrued interest and penalties of $149, before benefit of federal tax deduction, included in "Accounts payable and accrued expenses" on the consolidated statement of financial condition.

We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. The Parent's consolidated federal and certain state returns and our separate local returns are not subject to examination by tax authorities for taxable years before 2006. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2000.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations, but we do not expect this change to be material to the consolidated statement of financial condition.

NOTE 17 – Variable Interest Entities

The determination as to whether an entity is a VIE is based on the structure and nature of the entity. We also consider other characteristics such as the ability to influence the decision making relative to the entity's activities and how the entity is financed. The determination as to whether we are the primary beneficiary is based on a qualitative analysis of the VIE's expected losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, we perform a quantitative analysis.

Our company's involvement with VIEs is limited to entities used as investment vehicles, the establishment of Stifel Financial Capital Trusts and our investment in a convertible promissory note.

We have formed several non-consolidated investment funds with third-party investors that are typically organized as limited liability companies or limited partnerships. These partnerships and LLCs have assets of

approximately $237,034 at December 31, 2009. For those funds where we act as the general partner, our company's economic interest is generally limited to management fee arrangements as stipulated by the Operating Agreements. We have generally provided the third-party investors with rights to terminate the funds or to remove us as the general partner. In assessing whether or not we have control we look to the accounting guidance in determining whether a general partner controls a limited partnership. Under the current accounting rules, the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome if the limited partners have either (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. If the criteria are met, the consolidation of the partnership or limited liability company is required. Based on our evaluation of these entities, we determined that these entities do not require consolidation.

NOTE 18 – Subsequent Events

In accordance with ASC 855 "Subsequent Events," we evaluate subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. We evaluated subsequent events through February 25, 2010. Based on the evaluation, we did not identify any recognized subsequent events that required adjustment to or disclosure in the consolidated statement of financial condition.

******

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management

Stifel, Nicolaus & Company, Incorporated

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and Management of Stifel, Nicolaus & Company, Incorporated (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission (SEC), and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Stifel, Nicolaus & Company, Incorporated's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Stifel, Nicolaus & Company, Incorporated's management is responsible for Stifel, Nicolaus & Company, Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, which included copies of checks, noting no findings;

2. Compared the amounts derived from the SEC Form X-17A-5 (FOCUS) reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009, noting no findings;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers as prepared by management and derived from the Company's general ledger, noting no findings; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments, noting no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 25, 2010

Ernst & Young LLP

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St, N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

001447 FINRA DEC
Stifel Nicolaus & Co
501 N Broadway FL 8
Saint Louis, MO 63102-2188

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,810,818

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (553,009)

7-29-09
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 1,257,809

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,257,809

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,257,809

H. Overpayment carried forward -0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Ryan Beck Holdings, LLC

Butler Wick & Company, Inc.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stifel, Nicolaus & Company, Inc.
(Name of Corporation, Partnership or other organization)

Bernard N Burkemper
(Authorized Signature)

Dated the 19th day of February, 20 10

Senior Vice President
(Title)

This **form and the assessment** payment is due 60 days after the end of the **fiscal year. Retain the Working Copy of this form for** a period of not less than 6 years, the **latest 2 years in an easily accessible place.**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period and ending Dec 31, 20 09 **Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part 11A Line 9, Code 4030)	$ 832,515,364
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	4,530,803
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	2,019,910
(7) Net loss from securities in investment accounts.	-0-
Total additions	6,550,713
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and tram transactions in security futures products.	84,047,686
(2) Revenues from commodity transactions.	131,155
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	12,669,904
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	5,329,898
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	8,677,090
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	110,855,733
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,883,236	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3,860,573	
Enter the greater of line (i) or (ii)	3,883,236
Total deductions	114,738,969
2d. SIPC Net Operating Revenues	$ 724,327,108
2e, General Assessment @ .0025	$ 1,810,818 (to page 1 but not less than $150 minimum)